UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 333-286715

SAYONA MINING LIMITED
(Translation of registrant’s name into English)

Level 28,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Results of Extraordinary General Meeting

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) refers to the proposed merger between Sayona and Piedmont Lithium Inc (Piedmont Lithium), which involves a newly formed U.S. subsidiary of Sayona (Merger Sub) merging with and into Piedmont Lithium, resulting in Sayona being the ultimate parent entity.

Results of the Extraordinary General Meeting

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth) (Corporation Act), Sayona advises that all resolutions put to the extraordinary general meeting of Sayona (EGM) held in Brisbane today were passed. In summary:

Resolution	Votes in favour (on a poll)[1]
Merger Resolution Proposed issue of the Sayona Shares to the Piedmont Stockholders	2,542,480,062 (97.34%)
Conditional Placement Resolution Proposed issue of new shares in Sayona to RCF	2,567,458,656 (97.32%)
Unconditional Placement Resolution Ratification of Unconditional Placement Shares	2,032,143,883 (92.78%)
Name Change Resolution Change in name	2,567,689,911 (97.62%)
Consolidation Resolution Consolidation of share capital	2,498,019,796 (94.59%)
Remuneration Proposal Increase in Non-Executive Director remuneration pool	2,062,897,645 (88.83%)

Details of the valid proxies received and votes cast at the EGM are attached.

Next steps

Closing of the Merger remains subject to approval by Piedmont Stockholders at the Piedmont Lithium special stockholders’ meeting and other customary conditions for a transaction of this nature.

Capitalised terms in this announcement have the meaning given in the Notice of Meeting and Explanatory Memorandum dated 20 June 2026.

For more information, please contact:

Andrew Barber
Director of Investor Relations

Ph: +617 3369 7058
Email: ir@sayonamining.com.au

For more information, please visit us at www.sayonamining.com.au

[1]	Percentage of Sayona shareholders present and voting (in person, online or by proxy, attorney or corporate representative).

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058
ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

Sayona Mining Limited Extraordinary General Meeting Thursday, 31 July 2025 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Merger Resolution – Proposed issue of the Sayona Shares to the Piedmont Stockholders	Ordinary	2,542,480,062 97.34%	50,201,426 1.92%	19,416,933 0.74%	36,341,530	2,587,076,660 97.76%	59,365,259 2.24%	36,341,530	Carried
2 Conditional Placement Resolution – Proposed issue of new shares in Sayona to RCF (Conditional Resolution)	Ordinary	2,567,458,656 97.32%	51,066,464 1.94%	19,431,433 0.74%	10,483,398	2,616,319,754 97.91%	55,980,297 2.09%	10,483,398	Carried
3 Unconditional Placement Resolution – Ratification of Unconditional Placement Shares	Ordinary	2,032,143,883 92.78%	137,264,948 6.27%	20,637,734 0.95%	458,268,386	2,076,537,737 93.40%	146,842,536 6.60%	459,278,176	Carried
4 Name Change Resolution – Change in name (Conditional Resolution)	Special	2,567,689,911 97.62%	42,965,820 1.64%	19,356,983 0.74%	18,302,237	2,611,367,746 98.03%	52,586,466 1.97%	18,704,237	Carried
5 Consolidation Resolution – Consolidation of share capital	Ordinary	2,498,019,796 94.59%	123,365,745 4.68%	19,352,010 0.73%	7,702,400	2,534,266,623 94.95%	134,814,426 5.05%	13,702,400	Carried
6 Remuneration Resolution – Increase in Non-Executive Director remuneration pool (Conditional Resolution)	Ordinary	2,062,897,645 88.83%	240,239,995 10.34%	19,300,792 0.83%	43,789,979	2,091,478,261 88.88%	261,703,669 11.12%	47,389,979	Carried
*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAYONA MINING LIMITED

Date: July 31, 2025	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel